APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ServeBot Corp.
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period 12/31/2020
ASSETS	
Current Assets:	
Cash	$ 200.00
Petty Cash	-
Accounts Receivables	-
Inventory	200.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	400.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	70,000.00
Computer Equipment	12,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	82,000.00
Other Assets:	
Trademarks	400.00
Patents	1,800.00
Security Deposits	3,900.00
Other Assets	-
Total Other Assets	6,100.00

TOTAL ASSETS	**$ 88,500.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	200.00
Payroll Liabilities	-
Other Liabilities	7,000.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	7,200.00
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	**$ 7,200.00**
Balance Sheet Check	81,300.00

I, Matthew Jones, certify that:

1. The financial statements of ServBot Corp. included in this Form are true and complete in all material respects; and
2. The tax return information of ServBot Corp. has not been included in this Form as ServBot Corp. was formed on 01/15/2020 and has not filed a tax return to date.

Signature ____________________

Name: Matthew Jones

Title: CEO